Exhibit 3.4

AMERICAN REALTY INVESTORS, INC.

ARTICLES OF AMENDMENT

TO THE RESTATED ARTICLES OF INCORPORATION

AS FILED OCTOBER 1, 2003

Decreasing the Designated Number of Shares of

and Eliminating Series I Cumulative Preferred Stock

Pursuant to the provisions of Section 78.1955 of the Nevada Revised Statutes, American Realty Investors, Inc. is desiring to amend its Restated Articles of Incorporation, as heretofore amended, as more particularly described hereinafter, hereby certifies as follows:

1. The name of the corporation (the “Corporation”) whose Restated Articles of Incorporation, as heretofore amended (the “Articles of Incorporation”) are being amended hereby is

American Realty Investors, Inc.

2. Set forth immediately below is the text of the amendments (the “Amendments”) to Article Fourth Section D of the Articles of Incorporation to eliminate Series I Cumulative Preferred Stock, being made hereby.

A.

Section 1. Designation and Amount which designates the authorized number, preferences, limitations and relative rights of the Corporation’s Series I Cumulative Preferred Stock is hereby amended to read as follows:

1. Designation and Amount. The number of shares which shall constitute the Series I Cumulative Preferred Stock shall be such number as may actually be issued by the Corporation, not to exceed a maximum of zero shares.

B.

Section D. Series I Preferred Stock. as amended by item A above, is hereby deleted from the Articles of Incorporation.

Except as hereby amended, the Articles of Incorporation remain and shall remain in full force and effect.

3. The Amendments were adopted by the Corporation’s Board of Directors by unanimous written consent dated October 1, 2003. There being no Holders of the Series I Cumulative Preferred Stock, no approval was required or obtained.

Dated this 1st day of October, 2003.

American Realty Investors, Inc.

By:

Robert A. Waldman, Secretary